Filed Pursuant to Rule 433

Registration No. 333-205766

Citizens Financial Group, Inc.

$250,000,000

4.350% Subordinated Notes due 2025

Term Sheet

July 28, 2015

The following information relates to Citizens Financial Group, Inc.’s offering of its 4.350% Subordinated Notes due 2025 and should be read together with the preliminary prospectus (the “Preliminary Prospectus”), dated July 28, 2015, including the documents incorporated by reference therein. This information supersedes the information in the Preliminary Prospectus to the extent it is inconsistent with the information in the Preliminary Prospectus.

Issuer:	Citizens Financial Group, Inc. (the “Issuer”)

Title of Security:	4.350% Subordinated Notes due 2025 (the “Notes”)

Principal Amount:	$250,000,000

Expected Security Ratings*:	NR / BBB (stable) / BBB (stable) (Moody’s / S&P / Fitch)

Trade Date:	July 28, 2015

Settlement Date:	July 31, 2015 (T+3)

Maturity:	August 1, 2025

Coupon:	4.350%

Interest Payment Dates:	Semi-annually on February 1 and August 1, beginning on February 1, 2016 (Long first coupon)

Issue Price:	100.00%

Benchmark Treasury:	2.125% due May 15, 2025

Benchmark Treasury Price / Yield:	98-29 /2.250%

Spread to Benchmark Treasury:	210 basis points

Yield to Maturity:	4.350%

Subordination:	The Notes will be unsecured and subordinated. See “Description of the Notes—Ranking” in the Preliminary Prospectus

Redemption:	At any time on or after July 3, 2025 (30 days prior to their maturity date), the Notes may be redeemed, in whole or in part, at a redemption price equal to 100% of the principal amount of the Notes to be redeemed, plus accrued and unpaid interest thereon to, but excluding, the redemption date

Underwriters’ Commission:	0.45%

Proceeds to Issuer (before expenses):	$248,875,000

CUSIP / ISIN:	174610AJ4/ US174610AJ46

Denominations:	$2,000 and integral multiples of $1,000 in excess thereof

Global Coordinator and Joint Book-Running Manager:	Merrill Lynch, Pierce, Fenner & Smith Incorporated

Joint Book-Running Managers:	Citigroup Global Markets Inc. Credit Suisse Securities (USA) LLC Mizuho Securities USA Inc. RBS Securities Inc.

* A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The Issuer has filed a registration statement (including the Preliminary Prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the Preliminary Prospectus in that registration statement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and the offering. You may obtain these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the Preliminary Prospectus if you request it by contacting Merrill Lynch, Pierce, Fenner & Smith Incorporated, toll free at 1-800-294-1322.

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